UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04007875

February 4, 2004

Stephen M. Graham
Orrick, Herrington & Sutcliffe LLP
719 Second Avenue
Suite 900
Seattle, WA 98104

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/4/2004

Re: ICOS Corporation
Incoming letter dated December 23, 2003

Dear Mr. Graham:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to ICOS by the Massachusetts State Carpenters Pension Fund. We also have received a letter submitted on the proponent's behalf dated January 27, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
FEB 17 2004
THOMSON FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
719 SECOND AVENUE
SUITE 900
SEATTLE, WA 98104
tel 206-839-4300
fax 206-839-4301
WWW.ORRICK.COM

RECEIVED
2003 DEC 29 AM 10:52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 23, 2003

**VIA OVERNIGHT COURIER**

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Stockholder Proposal submitted by the Massachusetts State Carpenters Pension Fund for inclusion in the 2004 proxy statement of ICOS Corporation**

Ladies and Gentlemen:

Our client, ICOS Corporation (the "Company" or "ICOS"), has received a stockholder proposal and accompanying supporting statement (the "Proposal") from the Massachusetts State Carpenters Pension Fund (the "Fund"), which was submitted for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with the 2004 annual meeting of stockholders (the "2004 Proxy Materials").

We hereby notify the Securities and Exchange Commission (the "Commission") and the Fund of the Company's intention to exclude the Proposal from its 2004 Proxy Materials for the procedural and substantive reasons set forth below. We request that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if ICOS excludes the Proposal from its 2004 Proxy Materials.

We enclose for filing with the Commission, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

1. The original and five copies of this letter, which includes a statement of the reasons why the Company believes exclusion of the Proposal from the 2004 Proxy Materials is proper in this case;

2. Six copies of the Proposal and the Fund's supporting statement, dated November 21, 2003, which is attached hereto as Exhibit A;

3. Six copies of the Company's letter dated December 4, 2003, to the Fund pursuant to Rule 14a-8(f)(1), which is attached hereto as Exhibit B; and

4. Six copies of a broker letter from State Street Bank on behalf of the Fund dated December 8, 2003, which is attached hereto as Exhibit C.

## THE PROPOSAL

The Proposal, if adopted, would request that the Company's board of directors implement two separate and distinct policies, each with different policy rationales or justifications:

1. Utilize restricted shares in lieu of stock options in future senior executive equity compensation; and

2. Implement performance and time-based vesting criteria for all future senior executive equity compensation, together with a share retention feature and dividend and voting rights limitations.

The full text of the Proposal is attached as Exhibit A.

## SUMMARY OF BASES FOR EXCLUSION

The Company believes it may properly omit the Proposal from the 2004 Proxy Materials because:

1. The Proposal violates the "one proposal" rule and may therefore be excluded under Rules 14a-8(c) and 14a-8(f)(1).

2. The Proposal is vague, indefinite and potentially misleading and may therefore be excluded on substantive grounds pursuant to Commission Rule 14a-8(i)(3).

**1. The Proposal violates the "one proposal" rule and may therefore be excluded under Rules 14a-8(c) and 14a-8(f)(1).**

The Proposal should be excluded from the 2004 Proxy Materials because the Fund submitted more than one proposal to the Company for inclusion in its 2004 Proxy Materials and, when timely notified of the violation of the Commission's rules, the Fund failed to amend the Proposal. Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(f)(1) permits a company to exclude a proponent's proposals if the company notifies the proponent of the proponent's failure to follow one of the procedural requirements within 14 calendar days of receiving the proposals and the proponent fails to correct the problem within 14 calendar days of receiving the company's notice.

As required by Rule 14a-8(f)(1), the Company informed the Fund in a letter dated December 4, 2003, of the requirements of Rule 14a-8(c), that the Fund would need to revise the Proposal to include only one proposal, and that the Fund had 14 days from the date of its receipt of the Company's letter to correct the deficiency (*see* Exhibit C). The Fund did not respond to the Company's request.

The Staff has consistently permitted the exclusion of a proposal where the proponent submits more than one proposal and fails to reduce the number of proposals to one at the issuer's request. *See, e.g., Ford Motor Company* (April 4, 2003); *BostonFed Bancorp, Inc.* (March 5, 2001); and *Fotoball, Inc.* (May 6, 1997). In *Fotoball*, the Staff permitted the exclusion of a proposal relating to a minimum share ownership of directors, form of director compensation, and business relationships between issuer and its non-employee directors as constituting multiple proposals.

In certain limited circumstances, the Staff has taken the position that multiple proposals will be deemed to constitute one proposal if they are related to a single, well-defined unifying concept. *See* Securities Exchange Act Release No. 12999 (Nov. 22, 1976). For example, in *Computer Horizons Corp.* (Apr. 1, 1993), a stockholder submitted a proposal recommending that the board modify or terminate each plan, contract or arrangement that would significantly disadvantage potential buyers of the company, including certain plans and contracts specified in the proposal. Since the elements of this proposal all related to the single concept of eliminating anti-takeover defenses, they were deemed to constitute one proposal.

Unlike the proposal at issue in *Computer Horizons*, the Proposal here is not related to a single, well-defined unifying concept. Instead, as in *Fotoball*, the Proposal relates to multiple separate and distinct concepts, notwithstanding the fact that the Fund has framed its request in terms of one stockholder resolution.

1. The Fund's first proposal is that the Company's board of directors utilize restricted shares in lieu of stock options in future senior executive equity compensation. In light of the fact that the Fund offers no statement in support of its proposal to require use of restricted shares in lieu of stock options, the Company believes that the most likely explanation for the Fund's request is that it is motivated by accounting considerations, namely requiring the Company to recognize compensation expense based on the fair value of restricted share grants on the grant date under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." As the Staff is aware, expensing equity based compensation has been a hot topic in the arena of stockholder proposals over the past twelve months. Use of restricted shares is one way to require expensing of equity compensation and could well be the basis of a substantively permissible stockholder proposal. Indeed, the Company offered the Fund the opportunity to revise the Proposal to focus on the accounting issue. The Company's accounting policies are, however, separate and distinct as a policy matter from the management performance goals addressed in the second component of the Proposal discussed below.

2. The Fund's second proposal, that the Company's board of directors implement performance and time-based vesting criteria for all future senior executive equity compensation, together

with a share retention feature and dividend and voting rights limitations, is aimed at creating a sense of urgency around business performance among the Company's senior executives as well as encouraging long-term value creation. These performance objectives are separate and distinct from the accounting considerations discussed above. The fact that performance and time based vesting requirements can be imposed upon any number of instruments frequently used in employee equity compensation such as incentive or nonstatutory stock options, indexed stock options, performance shares, restricted shares, stock bonuses, or SARs, underscores that the first component of the Fund's Proposal (restricted shares versus stock options) must be viewed separately from these performance vesting criteria. Taken together, the performance objectives and accounting policy matters do not relate to a single, well-defined unifying concept.

The Fund's request contains multiple proposals contrary to Rule 14a-8(c), the Company provided timely notice of this deficiency as required Rule 14a-8(f)(1) and the Fund failed to correct the deficiency. Accordingly, it is our view that the Company may exclude the Proposal from the 2004 Proxy Materials.

**2. The Proposal is vague, indefinite and potentially misleading and may therefore be excluded on substantive grounds pursuant to Commission Rule 14a-8(i)(3).**

Rule 14a-8(i)(3) permits a registrant to exclude a stockholder proposal, its accompanying supporting statement, or any portion thereof, to the extent that it is contrary to any of the Commission's proxy rules. Registrants are prohibited under Rule 14a-9 from including any materially false or misleading statements in their proxy materials. The Staff has held in certain cases that a stockholder proposal or a portion thereof meets the definition of false and misleading where the language of the proposal is so vague and indefinite that "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 30, 1992); *see also Revlon, Inc.* (March 13, 2001) and *Wal-Mart Stores, Inc.* (April 2, 2001).

The Staff has historically permitted the exclusion of a proposal under Rule 14a-8(i)(3) (and its predecessor provision) on the basis that the proposal purports to impose standards on the corporation or its board of directors, where "the standards under the proposal may be subject to differing interpretations." *Hershey Foods Corp.* (Dec. 27, 1988); *Jos. Schlitz Brewing Co.* (March 21, 1977). Restricted share grants under the Proposal would be subject to the following vague and indefinite requirements: operational performance measures utilizing "**justifiable** operational performance criteria" combined with "**challenging** performance benchmarks" (emphasis added). What constitutes "justifiable" criteria or "challenging" benchmarks is vague and uncertain and, as such, is misleading.

The Staff confronted the issue of a stockholder proposal that imposed highly subjective criteria on the registrant in its *Schlitz Brewing* no-action letter. As noted in that letter, determinations made pursuant to these types of subjective criteria must be made "without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." In other words, a proposal is excludable to the extent that it is "so inherently vague and indefinite that the shareholders voting on the proposal would not be able to determine with any reasonable certainty exactly what conditions or measures the company would take in the event the proposal were implemented." Such is the case with the Fund's Proposal.

In addition to being vague and indefinite, the Proposal contains a potentially false or misleading statement when the Fund states that "[it] support[s]" equity compensation that strikes a balance between "challenging performance objectives" and "motivat[ing] executives to achieve long-term corporate value creation goals." In particular, the "share retention" aspect contained in numbered paragraph (4) of the Proposal could have the real and immediate effect of encouraging senior executives of the Company to resign upon vesting. The vesting in a restricted share grant would be a taxable event to the executive. Typically, individuals who receive restricted share grants dispose of stock in the public markets in order to satisfy their tax obligations (calculated at the executive's marginal tax rate based upon the fair market value of the stock on the date of vesting). The Proposal would deny the Company's senior executives their liquidity avenue for satisfying their tax obligations. Furthermore, the Fund's proposal of an absolute prohibition on sales of vested restricted shares held by senior executives could motivate an executive to terminate his or her employment solely to realize some of the value locked-up in stock he or she has already earned. The Company strongly believes that the fact that the Fund has not disclosed in its Proposal the possibility that the Proposal could encourage senior executives to leave the Company renders the Proposal potentially false and misleading.

In its December 4, 2003 letter to the Fund, the Company suggested that the Fund remove the words "justifiable" and "challenging" from its Proposal. The Company also asked the Fund to consider deleting or revising the share retention requirement contained in numbered paragraph (4) of the Proposal. The Fund did not respond to the Company's requests. Because the Company would not be able to determine with any measurable certainty what is required by the above-mentioned portions of the Proposal and because the Proposal contains misleading statement and material omissions in violation of Rule 14a-9, neither of which the Fund has addressed, we have advised the Company that the Proposal may be excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

ORRICK



## CONCLUSION

For the reasons set forth above, the Company intends to omit the Proposal from its 2004 Proxy Materials. The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2004 Proxy Materials. The Company currently intends to file its definitive proxy materials with the Commission on or about March 12, 2004.

If you have any questions about this matter or would like any additional information, do not hesitate to call me at (206) 839-4320. Additionally, should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the issuance of the Staff's final determination. I would appreciate receiving a copy of the Staff's response to this request by fax at (206) 839-4301 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

Stephen M. Graham

cc: John B. Kliewer, ICOS Corporation
Thomas J. Harrington, Massachusetts State Carpenters Pension Fund
Edward J. Durkin, United Brotherhood of Carpenters

ORRICK

# EXHIBIT A

## PERFORMANCE AND TIME-BASED RESTRICTED SHARES PROPOSAL

Resolved, that the shareholders of ICOS Corporation ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures – The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee, should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation – No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention – In order to link shareholder and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

**Supporting Statement:** As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value creation goals. The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this reform.

ORRICK

# EXHIBIT B

## December 4, 2003 Letter from the Company to the Fund

EXHIBIT B

icos

ICOS Corporation
22021 20th Avenue SE
Bothell, WA 98021
425.485.1900
www.icos.com

December 4, 2003

BY FACSIMILE: (978) 657-9973
CONFIRMATION BY OVERNIGHT COURIER

Mr. Thomas J. Harrington
Fund Chairman
Massachusetts State Carpenters Pension Fund
350 Fordham Road
Wilmington, MA 01887

Re: Stockholder Proposal

Dear Mr. Harrington:

We acknowledge receipt on November 21, 2003, of your proposed submission for the ICOS Corporation (the "Company") 2004 proxy statement on behalf of the Massachusetts State Carpenters Pension Fund (the "Fund"). I am writing to request that you provide evidence of the Fund's ownership of the Company's common stock and to tell you that your stockholder proposals and supporting statement may not comply with the "one proposal" requirement of the proxy rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, there are statements in your proposal that may be misleading to stockholders. We therefore respectfully request that you consider modifying your proposals as outlined below. Finally, in light of the Company's ongoing initiatives and policies regarding executive compensation as described below, we respectfully request that you withdraw your proposals in their entirety.

**Evidence of Ownership**

In accordance with Exchange Act Rule 14a-8(b), please provide appropriate verification of eligibility to submit your proposal. We note that in your letter you stated that the record holder of the Fund's shares would provide the appropriate verification of the Fund's beneficial ownership by separate letter. We have not received such a letter. You must postmark or transmit electronically your response to my attention no later than 14 days from the date you receive this letter, otherwise your proposal will be excluded from the Company's 2004 proxy, regardless of the merits of any other position taken by the Company.

**"One Proposal" Requirement**

As you are aware, Exchange Act Rule 14a-8(c) limits to one the number of proposals that a stockholder may submit for a particular stockholders' meeting. Your proposal, although carefully worded, consists of two proposals. First, it is a proposal requesting that the Company's board of directors utilize restricted shares in lieu of stock options for future senior executive equity compensation. Second, it is a proposal that these restricted share grants be subject to performance and time-based vesting criteria.

Regarding your first proposal, you offer no statement explaining why you propose to require use of restricted shares in lieu of stock options. If this is your intent and your primary concern, you should revise your submission to address only this proposal and resubmit the proposal to us, postmarked or transmitted electronically to my attention no later than 14 days from the date you receive this letter.

Regarding your second proposal, performance and time-based vesting coupled with a retention requirement, if this is your primary concern, you should revise your submission to address only this proposal and resubmit the proposal to us, postmarked or transmitted electronically to my attention no later than 14 days from the date you receive this letter. To the extent that you choose to resubmit this proposal, please note our comments below under the heading "Reform of Proposal."

**Reform of Proposal**

As you are aware, Exchange Act Rule 14a-9 prohibits the Company from including in its proxy statement any false or misleading statements. Accordingly, any stockholder proposal that we include in our proxy statement would be subject to the prohibition against false or misleading statements. There are several elements of your proposal that, if included in our proxy, might mislead some of your fellow stockholders.

First, restricted share grants under your proposal would be subject to the following vague and indefinite requirements: operational performance measures utilizing "**justifiable** operational performance criteria" combined with "**challenging** performance benchmarks." What constitutes "justifiable" criteria or "challenging" benchmarks is vague and uncertain and, as such, is misleading. The Company's board would be uncertain as to whether the criteria or benchmarks it sets would satisfy the "justifiable" and "challenging" thresholds contained in your proposal or whether they would be in contravention of the intention of the stockholders who voted in favor of the proposal. Therefore, we ask you to remove the words "justifiable" and "challenging" from your proposal.

In addition, your supporting statement contains a potentially false or misleading statement when you state that "[you] support" equity compensation that strikes a balance between "challenging performance objectives" and "motivat[ing] executives to achieve long-term corporate value creation goals." In particular, the "share retention" aspect of your proposal could have the real and immediate effect of encouraging senior executives of the Company to resign upon vesting.

The vesting of a restricted share grant would be a taxable event to the executive. Typically, individuals who receive restricted share grants dispose of stock in the public markets in order to satisfy their tax obligations (calculated at the executive's marginal tax rate based upon the fair market value of the stock on the date of vesting). Your proposal would deny the Company's senior executives their liquidity avenue for satisfying their tax obligations. Furthermore, your proposed absolute prohibition on sales of vested restricted shares held by senior executives could motivate an executive to terminate his or her employment solely to realize some of the value locked-up in stock he or she has already earned.

While we support the objective of aligning the economic interests of the Company's senior executives with those of the Company's stockholders, your proposal would preclude the executives from rational economic decision making. We believe that the fact that you have not disclosed in your proposal or in your supporting statement the possibility that your proposal could encourage senior executives to leave the Company renders your proposal potentially false and misleading. Accordingly, we ask you to consider either (i) deleting numbered paragraph (4) of your proposal in its entirety, or (ii) revising numbered paragraph (4) to include a carve-out permitting (a) tax-related dispositions, and (b) dispositions in general subject to minimum share ownership maintenance requirement.

Another aspect of your proposal also may motivate our senior executives to modify their behavior in a manner that would not be in the Company's best interest, thereby rendering your proposal misleading. While we agree that performance criteria should be a part of the equation in determining senior executive compensation, we do not agree that equity compensation should be conditioned upon whether the Company's performance is above that of peer companies. Any program providing that senior executives will not receive their equity compensation, regardless of whether the Company's performance criteria have been met, if the Company's performance is not above that of peer companies would likely have a negative effect on senior executive performance.

Finally, while negative accounting ramifications alone may not be a reason to exclude your proposal from the Company's proxy statement, the failure to disclose those effects would be misleading and your proposal would have to be reformed accordingly or potentially be excluded. Specifically, the accounting for the form of restricted stock you describe is complex and would result in variable accounting treatment under the way we currently account for equity compensation. We believe failure to disclose this fact to shareholders would constitute a material omission.

**Request for Withdrawal of Proposal**

We are pleased to inform you that the Company is already undertaking a comprehensive review of executive compensation in order to develop a package that meets the Company's future needs. We anticipate an approval process that includes the Board of Directors and, for certain elements of the new package, our stockholders. Stockholder approval is expected to be sought at the 2005 annual meeting.

Our current compensation practices for senior executives reflect both the Company's commitment to appropriate performance-based executive compensation and the high likelihood that the new compensation package will be acceptable to the vast majority of stockholders. The Company places a significant emphasis on senior executives' performance when making all compensation decisions. In addition, the Company's 3-year average stock option "burn rate" of 3.4%[1] is below the industry standard of 3.7%. This has been achieved while granting senior executives stock options in lieu of any cash bonuses.

The Company would be required to spend valuable time and money in connection with including your proposal in its proxy. Please consider whether your proposals are premature in light of our current initiatives and policies. Your proposals precede a more careful and comprehensive evaluation of executive compensation. We believe most stockholders would agree with the Company's more methodical approach, prefer to review the Company's proposal in 2005, and vote against your proposal.

Thank you for taking the time to review this response. I assure you that the Company's re-evaluation of executive compensation will be carefully considered and reflect the best interests of our stockholders. If you would like to discuss any of the foregoing, I would encourage you to contact me at (425) 415-5335 or via email at jkliewer@icos.com.

[1] As disclosed in the Company's 2003 proxy statement, certain stock option awards that would normally have been granted in January 2003 were instead granted in December 2002. The 3-year average includes grants in 2000, 2001 and 2002 and is artificially increased by the one-month change in the timing of grants because it essentially results in two years worth of options being counted in 2002.

Please note that, although we are willing to work with you on the wording of your submission, if you decide that you still wish to proceed, we may decide to seek a no-action letter from the Securities Exchange Commission to allow us to exclude your submission, or certain parts of it, from our proxy statement on the grounds described in this letter or on any other valid basis for such action.

Very truly yours,

ICOS Corporation

John B. Kliewer
Vice President, General Counsel
and Secretary

cc: Edward J. Durkin, United Brotherhood of Carpenters
Stephen M. Graham, Orrick, Herrington & Sutcliffe LLP

ORRICK

# EXHIBIT C

**December 8, 2003 Letter from the State Street Bank on behalf of the Fund to the Company**

EXHIBIT C

STATE STREET.
*For Everything You Invest In*

William C. Collins
Vice President
Specialized Trust Services

200 Newport Avenue
JQB7N
North Quincy, MA 02171

Telephone: (617) 985-2024
Facsimile: (617) 537-5410
wccollins@statestreet.com

**[SENT VIA FACSIMILE 425-485-1911]**

December 8, 2003

John B. Kliewer
Vice President, General Counsel
and Secretary
ICOS Corporation
22021 20th Avenue, S.E.
Bothell, WA 98021

Re: Shareholder Proposal Record Letter <cusip 449295104>

Dear Mr. Kliewer:

State Street Bank is the record holder for **700 shares of ICOS Corp.** ("Company") common stock held for the benefit of the Massachusetts State Carpenters Pension Fund ("Fund"). The Fund has been the beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 617-985-2024.

Sincerely,

William Collins
Vice President

cc. Thomas J. Harrington, Fund Chairman
Edward J. Durkin

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

*Douglas J. McCarron*
General President

January 27, 2004



Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to ICOS Corporation's Request for No-Action Advice Concerning the Massachusetts State Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Massachusetts State Carpenters Pension Fund (the "Fund") hereby submits this letter in reply to ICOS Corporation's ("ICOS" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2004 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal submitted by the Fund requests that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. The Company argues that the Proposal may be omitted under Rule 14a-8(c) and 14a-8(f)(1) for it constitutes multiple proposals and under Rule 14a-8(i)(3) for being vague, indefinite, and, therefore, misleading. We respectfully submit that the Company has failed to satisfy its burden of persuasion under either of the bases submitted and should be ordered to include the Proposal in its 2004 proxy statement.

***The Proposal Does Not Violate the "One Proposal" Rule and May Not Be Excluded.***

The Company first contends that the Fund submitted more than one proposal and, when notified by the Company of this alleged defect, failed to cure it. The Company argues:

... N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

> [T]he Proposal relates to multiple separate and distinct concepts, notwithstanding the fact that the Fund has framed its request in terms of one stockholder resolution:
>
> 1. The Fund's first proposal is that the Company's board of directors utilize restricted shares in lieu of stock options in future senior executive equity compensation. In light of the fact that the Fund offers no statement in support of its proposal to require use of restricted shares in lieu of stock options, the Company believes that the most likely explanation for the Fund's request is that it is motivated by accounting considerations, namely requiring the Company to recognize compensation expense based on the fair value of restricted share grants on the grant date under Statement of Financial Accounting Standards No. 123, 'Accounting for Stock Based Compensation." . . . .
>
> 2. The Fund's second proposal, that the Company's board of directors implement performance and time-based vesting criteria for all future senior executive equity compensation, together with a share retention feature and dividend and voting rights limitation, is aimed at creating a sense of urgency around business performance among the Company's senior executives as well as encouraging long-term value creation. These performance objectives are separate and distinct from the accounting considerations discussed above.

Contrary to the Company's conjecture and assertions, the Proposal does not constitute multiple proposals. Rather, it relates to a single, well-defined unifying concept. The Proposal, which is precatory, requests that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, use restricted shares rather than stock options.

The Company's argument rests on a speculative and erroneous assertion that the Fund's straightforward request is actually a stealth proposal to seek the expensing of stock options. The Company incorrectly states that the Fund offered no statement in support of our request to use restricted shares rather than stock options. However, the language of the Supporting Statement demonstrates otherwise. It provides in pertinent part:

> We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Simply put, the Fund believes, as stated in the Proposal, that restricted shares are a better means than stock options of providing senior executives long-term equity compensation. If we had desired to request that the Company expense stock options, we certainly could have done so simply by filing a proposal requesting that the Company expense its options.[1]

The Company relies on several no-action precedents that may be readily distinguished. In Ford Motor Co. (April 4, 2003) the cover letter from the proponent stated: "I am submitting a total of 18 proposals which are detailed on 13 pages." Thus, Ford offers little guidance for the instant case. In BostonFed Bancorp, Inc. (Mar. 5, 2001), the proponent submitted a proposal asking the board of directors to "remove the restrictions on the rights of the shareholders presently contained in the Company's Certificate of Incorporation and Bylaws," including provisions relating to calling a special meeting, acting by written consent, classification of the board of directors, simple majority vote for director elections, and restrictions on voting rights. Again, this proposal is a far cry from our Fund's request that the Board's Compensation Committee use restricted shares rather than stock options. Fotoball, Inc. (May 6, 1997) can also be distinguished for in that case the proposal had three parts: (1) a recommendation that all directors own at least 10,000 shares of company stock excluding shares received for service as a director; (2) a recommendation that all directors be paid in the form of common stock or options; and (3) a recommendation that non-employee directors should perform no other services for the Company for compensation. As the company successfully argued in Fotoball, the proposal actually represented proposals dealing with a stock ownership qualification to serve as director, non-employee director compensation, and limitations upon the performance of services for the company by non-employee directors. Thus, none of these cases support the Company's request for no-action relief.

In NaPro BioTherapeutics, Inc. (April 17, 2003) the Staff rejected the company's contention that a shareholder proposal urging the board of directors to reduce salaries by 30%, eliminate bonuses, and eliminate stock options for the company's CEO and four other most highly paid executive officers constituted multiple proposals under Rule 14a-8(c). In ExxonMobil Corporation (March 10, 2003), the company unsuccessfully argued that a proposal requesting that the board of directors limit non-employee director compensation, present for shareholder approval proposals to increase non-employee director compensation, and specify stock-based compensation of non-employee directors in terms of dollar value, rather than number of shares, could be omitted under Rule 14a-8(c). Our Fund's Proposal, like those in NaPro and ExxonMobil, represent a single proposal relating to a single, well-defined unifying concept. For these reasons, the Company's argument that the Proposal constitutes multiple proposals should be rejected.

***The Company Has Not Demonstrated the Proposal is False and Misleading So It Is Not Entitled to Exclude the Proposal Under Rule 14a-8(i)(3).***

---

[1] We note that this Fund, as well as affiliated funds, have submitted numerous stock option expensing proposals in the last two years. Indeed, it was a Carpenters' fund that requested that the Division of Corporation Finance submit for Commission review the Division's position that expensing proposals could be omitted as ordinary business under Rule 14a-8(i)(7), which led to the Commission directing the Division to reconsider its position and begin allowing expensing proposals to be included in proxy statements. <u>See</u> National Semiconductor Corporation (Dec. 6, 2002).

The Company next argues that the Proposal may be excluded under Rule 14a-8(i)(3) as false and misleading because its language is so vague and indefinite. Specifically, the Company states:

> The Staff has historically permitted the exclusion of a proposal under Rule 14a-8(i)(3) (and its predecessor provision) on the basis that the proposal purports to impose standards on the corporation or its board of directors, where 'the standards under the proposal may be subject to differing intrepretations.' *Hershey Foods Corp.* (Dec. 27, 1988); *Jos. Schlitz Brewing Co.* (March 21, 1977). Restricted share grants under the Proposal would be subject to the following vague and indefinite requirements: operational performance measures utilizing '**justifiable** operational performance criteria' combined with '**challenging** performance benchmarks (emphasis added). What constitutes 'justifiable' criteria or 'challenging' benchmarks is vague and uncertain and, as such, is misleading.

Hershey, however, addressed a profoundly different circumstance than the instant case and epitomized a proposal that could be subject to "differing interpretations," as the following quote from the no-action decision demonstrates:

> The proposal relates to establishing a policy that the Company will advertise solely in television programming which does not discuss sexual issues, does not contain profanity, cannot be construed as pornographic, and is not sexually suggestive.
>
> There appears to be some basis for your view that the proposal may be entirely excluded from the Company's proxy materials under rule 14a-8(c)(3) as vague, indefinite and therefore, potentially misleading. In arriving at this position, we have particularly noted that the standards under the proposal may be subject to differing interpretations. Accordingly, neither the shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved. In this regard, we note that the Company has indicated that it currently has a policy restricting advertising which is quite similar to the one requested by the proponent, but the proponent apparently still feels that advertisements are appearing on inappropriate programs. This difference in views demonstrates the difficulties that would be faced by shareholders and the Company management in determining what steps would be required by the proposal. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy material.

The Staff also permitted the company to omit the proposal in Schlitz, stating:

> There appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy material on the grounds that it is vague and ambiguous. Rule 14a-8(c) (3) allows for the omission of a proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule

> 14a-9, which prohibits false or misleading statements in proxy materials. In this regard, we note that the proposal, if implemented, would require the Company to cease advertising on programs containing "excessive and gratuitous violence," and, as you point out in your letter, "the determination of what constitutes "excessive and gratuitous violence" is a highly subjective matter." It is the Division's view that such a determination, and any resultant action by the Company, would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal.

Contrast the Proposal our Fund submitted, which requests that the Company utilize justifiable operational performance criteria combined with challenging performance benchmarks. First, note that the Proposal makes clear the Compensation Committee may -- and should -- determine what the appropriate performance criteria and benchmarks should be. The supporting statement provides in pertinent part:

> Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet.

The Proposal appropriately defers to the Compensation Committee to decide the best system for the Company. Once the Compensation Committee has made its determination, we request that it disclose by what measures senior executives are being judged so that shareholders may assess whether they believe the equity compensation system provides challenging targets for senior executives or not. The Fund believes that the Compensation Committee is in the best position to make such determinations, but that shareholders are entitled in the process of monitoring the directors they elect as well as the Company's executive compensation system, to detailed reporting on the choices being made.

Finally, the Company argues the Proposal is false and misleading because we failed to disclose that the Proposal's share retention provision could force senior executives to resign in order to be able to dispose of their stock to satisfy their tax obligations. The Fund does not believe it is under an obligation to disclose highly-speculative actions that might be taken by individual senior executives in response to the Proposal. (Indeed, we never contemplated that extremely well-paid individuals would resign their positions to satisfy their tax obligations and doubt whether that would actually take place.) In any event, we believe the Company fails to satisfy its burden of persuasion that the Proposal is false and misleading for failing to disclose a purely hypothetical potential response that might result if the Proposal received a majority vote and the Company's Board chose to implement the Proposal in its entirety without making provision for such a situation.

For these reasons, we respectfully submit the Company has failed to satisfy its burden of persuasion under either argument and should be directed to include the Proposal in its upcoming proxy materials.

Sincerely,

Edward Durkin
Corporate Governance Advisor

Cc: Thomas J. Harrington
John B. Kliewer

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: ICOS Corporation
Incoming letter dated December 23, 2003

The proposal requests that the board of directors' compensation committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options.

We are unable to concur in your view that ICOS may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that ICOS may exclude the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that ICOS may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that ICOS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

John J. Mahon
Attorney-Advisor